For Immediate Release

Exhibit 99.1

TFI International Completes Previously Announced Daseke Acquisition for US $8.30 in Cash per Common Share and Closes on US $500 Million Term Loan

Montreal, Quebec, April 1, 2024 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it has closed on the previously announced acquisition of Daseke, Inc. (NASDAQ: DSKE), one of the leading flatbed and specialized transportation and logistics companies in North America, for US $8.30 in cash per common share. The total enterprise value of the transaction is approximately US $1.1 billion, including the merger consideration for the common stock, redemption of Daseke’s Series B preferred stock, payoff or assumption of Daseke’s Series A preferred stock and outstanding debt, net of cash, and estimated transaction fees and expenses.

In addition, on March 22, 2024, TFI International closed on a US $500 million term loan in an overcommitted transaction priced at a spread of SOFR plus a range of 140 to 165 basis points, to vary over time depending on the company’s funded-debt-to-EBITDA ratio, and consisting of three tranches including a one-year facility of US $100 million maturing March 2025, a two-year facility of US $100 million maturing March 2026 and a three-year facility of US $300 million maturing March 2027. Participating banks included National Bank of Canada, Royal Bank of Canada, Bank of America, N.A., The Toronto-Dominion Bank, Bank of Montreal, PNC Bank, N.A., U.S. Bank National Association, Morgan Stanley Bank, N.A., and Goldman Sachs.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier
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Less-Than-Truckload
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Truckload
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Logistics

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com